FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, P O Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:	1.	Supplemental Prospectus announcement made on 30 November 2005
	2.	Redemption of Securities announcement made on 30 November 2005
	3.	RWA - Additional Disclosure announcement made on 8 December 2005
	4.	Director/PDMR Shareholding announcement made on 8 December 2005
	5.	Issue of Equity announcement made on 12 December 2005
	6.	Publication of Final Terms announcement made on 20 December 2005
	7.	Supplementary Prospectus announcement made on 20 December 2005
	8.	Directorate Change announcement made on 21 December 2005
	9.	Director/PDMR Shareholding announcement made on 29 December 2005

Enclosure No. 1

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus for The Royal Bank of Scotland plc issue of Eur55,000,000 Index-Linked Interest Notes due October 2017, linked to the International Life Settlements Index issued under the £35,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9448u_-2005-11-30.pdf

A copy of the Supplementary Prospectus is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett

Director of Capital Management

The Royal Bank of Scotland Group plc

5th Floor

280 Bishopsgate

London EC2M 4RB

TEL: 020 7085 4925

FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure No. 2

REDEMPTION OF EXCHANGEABLE CAPITAL SECURITIES

The Royal Bank of Scotland Group plc has given notice that it will, on 31st December 2005 (the "Redemption Date"), redeem all the 8,000,000 Exchangeable Capital Securities, Series A (the "Capital Securities") . Consequently, on the Redemption Date, each Capital Security will therefore become due and payable at its redemption amount of $25.00 together with dividends payable for the current dividend period and accrued to the Redemption Date.

For further information please contact:

The Royal Bank of Scotland Group plc;

Ron Huggett	Richard O'Connor
Director of Capital Management	Head of Investor Relations
280 Bishopsgate	280 Bishopsgate
London	London
EC2M 4RB	EC2M 4RB
Tel: 020 7085 4925	Tel: 020 7672 1763

The Bank of New York (Trustee)

Peter Malcolm

The Bank of New York

One Canada Square

London

E14 5AL

Tel: 020 7964 6705

Enclosure No. 3

THE ROYAL BANK OF SCOTLAND GROUP PLC

Additional Disclosure

8 December 2005

Following a number of requests the Group is pleased to disclose risk-weighted assets ('RWAs') at the divisional level under IFRS, and these are shown below for both 01/01/05 and 30/06/05.

IFRS	RWAs (£bn)	RWAs (£bn)
	30/06/05	01/01/05
Corporate Banking and Financial Markets - Banking - Trading	181.7 20.1	161.5 16.9
Retail Banking	53.3	51.1
Retail Direct	22.0	20.4
Wealth Management	6.1	6.0
Ulster Bank	20.2	18.6
Citizens	57.8	49.3
Central Items	4.7	3.2

Group	365.9	327.0

For further information, please contact;

The Royal Bank of Scotland Group plc

Richard O'Connor Head of Investor Relations 280 Bishopsgate London EC2M 4RB Tel: 020 7672 1758

Enclosure No. 4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Sir Fred Goodwin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£17.13

14. Date and place of transaction

7 December 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

66,762

16. Date issuer informed of transaction

7 December 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 December 2005

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£17.13

14. Date and place of transaction

7 December 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

156,831

16. Date issuer informed of transaction

7 December 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 December 2005

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Brian John Crowe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£17.13

14. Date and place of transaction

7 December 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

165,053

16. Date issuer informed of transaction

7 December 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 December 2005

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

William Dickson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£17.13

14. Date and place of transaction

7 December2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,948

16. Date issuer informed of transaction

7 December 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 December 2005

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Mark Andrew Fisher

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£17.13

14. Date and place of transaction

7 December 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

3,903

16. Date issuer informed of transaction

7 December 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 December 2005

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Bernard Higgins

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£17.13

14. Date and place of transaction

7 December 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

570

16. Date issuer informed of transaction

7 December 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 December 2005

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£17.13

14. Date and place of transaction

7 December 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

10,764

16. Date issuer informed of transaction

7 December 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 December 2005

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£17.13

14. Date and place of transaction

7 December 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

10,354

16. Date issuer informed of transaction

7 December 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 December 2005

Enclosure No. 5

The Royal Bank of Scotland Group plc

12th December 2005

THE ROYAL BANK OF SCOTLAND GROUP PLC AND RBS CAPITAL TRUST C COMPLETE SALE OF EURO 500 MILLION NON-CUMULATIVE TRUST PREFERRED SECURITIES

The Royal Bank of Scotland Group plc ("RBSG") has issued Euro 500 million of Non-cumulative Trust Preferred Securities ("the Securities") through RBS Capital Trust C ("Trust C").

The Trust C Securities will pay a fixed 4.243% coupon rate until January 12, 2016. The Securities are redeemable at the option of Trust C in whole or in part on January 12, 2016 and on any distribution payment date thereafter at par. After January 12, 2016 the distribution rate will adjust to 3-month EURIBOR + 1.69%. The Securities have a liquidation preference of Euro 1,000 each.

RBS Financial Markets, together with J.P. Morgan Securities Ltd. and UBS Limited acting as senior co-managers, managed the issue of these Securities for the Group.

Settlement of the Trust C Securities is on December 12, 2005.

The Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or under any state securities laws and may not be offered, sold or delivered in the United States, or to or for the account or benefit of US persons (as defined under Regulation S under the Securities Act) unless registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available. The Securities are being offered and sold only to certain persons in transactions outside the United States in compliance with Regulation S under the Securities Act.

For further information, please contact:

The Royal Bank of Scotland Group plc

Fred Watt Group Finance Director RBS Gogarburn Edinburgh EH12 1HQ Tel: 0131 523 2028	Ron Huggett Director, Capital Management 280 Bishopsgate London EC2M 4RB Tel: 0207 085 4925

RBS Financial Markets
Gordon Taylor Director, Primary Markets 135 Bishopsgate London EC2M 3UR Tel 0207 085 1217

Enclosure No. 6

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms for The Royal Bank of Scotland Group plc's US$1,500,000,000 Senior Floating Rate Notes due December 2007 (the "Notes") issued under its $20,000,000,000 Medium-Term Note Program (the "Program")

The Final Terms contains the final terms of the Notes and must be read in conjunction with the Offering Memorandum dated 22 September 2005 (the "Offering Memorandum") relating to the Program, which constitutes a base prospectus for the purposes of the Prospectus Directive.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9900v_-2005-12-20.pdf

A copy of the Final Terms and the Offering Memorandum to which they relate are also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett

Director, Capital Management

The Royal Bank of Scotland Group plc

5th Floor

280 Bishopsgate

London EC2M 4RB

TEL: 020 7085 4925

FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Offering Memorandum) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Offering Memorandum) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Offering Memorandum is not addressed. Prior to relying on the information contained in the Final Terms and the Offering Memorandum, you must ascertain from the Offering Memorandum whether or not you are one of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure No. 7

Publication of Supplementary Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus for RBS Capital Trust C €500,000,000 Fixed/Floating Rate Non-Cumulative Trust Preferred Securities (Liquidation Preference €1000 per Trust Preferred Security)

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9891v_-2005-12-20.pdf

A copy of the Prospectus is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett

Director of Capital Management

The Royal Bank of Scotland Group plc

5th Floor

280 Bishopsgate

London EC2M 4RB

TEL: 020 7085 4925

FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure No. 8

The Royal Bank of Scotland Group plc

Sir Tom McKillop to succeed Sir George Mathewson as Group Chairman

Board Appointments

The Royal Bank of Scotland Group plc announces today the following appointments and Board changes:

Group Chairman

Sir George Mathewson will retire from the Board at the Group's Annual General Meeting on 28 April 2006. He will be succeeded as Chairman by Sir Tom McKillop. Sir Tom is currently Chief Executive of AstraZeneca PLC, from which he will retire on 31 December 2005, a Non-Executive Director of BP plc and Deputy Chairman at The Royal Bank of Scotland Group. Upon his retiral from the Board Sir George will become an adviser to the Group.

Group Finance Director

Guy Whittaker will succeed Fred Watt as Group Finance Director on 1 February 2006. Guy Whittaker is currently Group Treasurer, Citigroup having previously held various finance posts at Citigroup and its predecessor. In June 2005, Fred Watt announced his intention to leave the Group, once a successor had been found.

Non-Executive Director

Eileen Mackay, a Non-Executive Director of the Group, will retire from the Board on 31 December 2005.

Commenting on the Board changes, Sir George Mathewson Chairman of RBS said: "I and the Board are delighted that Sir Tom has agreed to become my successor. As Chief Executive of a global company he has wide experience of operating successfully in different international markets. He also has a comprehensive understanding of financial services from his previous directorship of a major bank.

"The Board is also pleased to have secured the services of Guy Whittaker, an experienced senior executive of the highest calibre. His breadth of international experience in financial services will be invaluable to the Board.

"I would also like to pay tribute to Eileen Mackay for her loyal service to both the Board and RBS over the last nine years. During her time as a Board member we have all benefited from her wise counsel, sharp mind and considerable experience. I would like, on behalf of the Board, to extend our thanks to Eileen and wish her well for the future."

Commenting on the announcement of Sir George Mathewson's retiral as Group Chairman, Sir Fred Goodwin, Group Chief Executive said: "Under George's leadership, initially as Group Chief Executive and more recently as Chairman, RBS has enjoyed an unparalleled period of growth and success both at home and internationally. His decision to stand down at the next AGM marks the end of an era but leaves a remarkable legacy and I would like to thank him, both personally and on behalf of his colleagues for 18 years of outstanding contribution. While we will miss George as a colleague many of us will retain him as a good friend, knowing that we will always be able to call on his support."

21 December 2005

Contact Details:-

Howard Moody

Group Director, Communications

0131 523 2056

Richard O'Connor

Head of Investor Relations

0207 672 1758

Note to Editors

Sir George Mathewson

Sir George Mathewson (65) was educated at St Andrews University (BSc, PhD) and has a wide background in finance, technology and management. He joined The Royal Bank of Scotland Group in 1987 as Director of Strategic Planning and Development and in 1990 was appointed Deputy Group Chief Executive. In January 1992 he was appointed Group Chief Executive and, following the acquisition of NatWest, Sir George was appointed Executive Deputy Chairman in March 2000. In April 2001 Sir George was appointed Chairman of the Group.

He is a Director of the Scottish Investment Trust plc. In November 2001 Sir George was appointed to the Board of Directors of the Institute of International Finance, Inc. and in June 2005 he became President of the International Monetary Conference. Sir George joined the Advisory Committee of Bridgepoint Capital Limited in January 2004 and in November 2004 he was appointed a member of the Financial Reporting Council. From 1981-87 Sir George was Chief Executive of the Scottish Development Agency being widely recognised for his achievements in economic development. From 1972-81 he was with ICFC (now 3i), the leading UK development capital organisation. Prior to 1972, and after a period in academic life, he spent 5 years in the United States as a professional engineer with Bell Aerospace during which time he graduated MBA.

Sir George became Group Chief Executive in September 1992. In that year the Group's reported income was £1,375 million with 24,000 being employed. In 2004 income had increased to £22,754 million and employment had grown to 137,000 with almost 40,000 being employed internationally.

Sir Tom McKillop

Sir Tom McKillop (62) is currently the Chief Executive of AstraZeneca. Prior to the merger, Sir Tom held the position of Chief Executive Officer Designate of the Zeneca Group since 1998, having previously served as Executive Director of the Zeneca Group and Chief Executive Officer of Zeneca Pharmaceuticals.

Sir Tom joined ICI's Corporate Research Laboratory in 1969, following post-doctorate research work after obtaining a PhD and BSc Hons in Chemistry. He later moved to ICI Pharmaceuticals Division where he held a number of positions over the next 14 years, including Technical Director with international responsibility for research, development and production.

Sir Tom's external activities include his Non-Executive Director appointment with Lloyds TSB Group PLC from 1999 to 2004. He is also Pro-Chancellor of Leicester University. Sir Tom is married with three children and his leisure interests include sport, reading, carpentry and music.

Guy Whittaker

Guy Whittaker (49) is currently the Treasurer of Citigroup, responsible for managing the balance sheet of the company, including its capital resources, funding strategy, capital markets issuance, aggregate interest rate risk and liquidity. He is a member of the Finance and Capital, Global Asset and Liability, and Citigroup Management Committees.

Prior to his appointment in July 2000, Guy spent four years as Global Head of Foreign Exchange Sales and Trading for Citigroup. He joined the company in 1980 as a foreign exchange trader in the London Treasury. During his career has held a number of management positions within the financial markets business including UK Treasurer, Regional Treasurer for Europe, and Head of European Foreign Exchange. Guy graduated from Cambridge University with honours in 1977 and was awarded an MBA in 1980 from the University of West Georgia. He was elected a Lady Beaufort Fellow of Christ's College Cambridge in 2004.

Eileen Mackay

Eileen Mackay (62) was appointed to the Group Board in May 1996. Eileen is a former civil servant who held posts in Scotland, HM Treasury and the Cabinet Office and was principal finance officer at the Scottish Office. She is a director of Edinburgh Investment Trust, Scottish Financial Enterprise and The British Library.

Current list of Group Board Directors as at 20 December 2005

Sir George Mathewson - Chairman

Sir Tom McKillop - Deputy Chairman

Sir Fred Goodwin - Group Chief Executive

Mr Colin Buchan - Non-executive Director

Dr Jim Currie - Non-executive Director

Mr Larry Fish - Chairman, President and Chief Executive Officer Citizens Financial Group, Inc.

Mr Archie Hunter - Non-executive Director

Mr Charles 'Bud' Koch - Non-executive Director

Mr Joe MacHale - Non-executive Director

Miss Eileen Mackay - Non-executive Director

Mr Gordon Pell - Executive Chairman, Retail Markets

Sir Steve Robson - Non-executive Director

Mr Bob Scott - Non-executive Director

Mr Peter Sutherland - Non-executive Director

Mr Fred Watt - Group Finance Director

Future Appointments

Ms Janis Kong - Non-executive Director with effect from 1st January 2006

Enclosure No. 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

ii

3. Name of person discharging managerial responsibilities/director

Bernard Higgins

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Bernard Higgins

8 State the nature of the transaction

Acquisition of shares pursuant to exercise of Share Options and disposal of shares (see table below)

9. Number of shares, debentures or financial instruments relating to shares acquired

300

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

674

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

Type of Transaction	No. of Shares	Price per share
Exercise of The Royal Bank of Scotland Group plc, Option 2000 Scheme - 2000 Grant	150	£12.40
Exercise of The Royal Bank of Scotland Group plc, Option 2000 Scheme - 2001 Grant	150	£15.63
Sale of ordinary shares of 25p each	300	£17.66
Sale of ordinary shares of 25p each	374	£17.76

14. Date and place of transaction

29 December 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

196

16. Date issuer informed of transaction

29 December 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

166,801

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

29 December 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 December 2005

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat